Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 6 to Registration Statement (No. 333-127405) on Form S-11 of CB Richard Ellis Realty Trust (the “REIT”) of our report dated January 17, 2008 relating to our audit of the combined financial statement of revenue and certain expenses of the three building “Carolina Portfolio II” for the year ended December 31, 2006, which was acquired by the REIT on September 24, 2007 (one building) and November 1, 2007 (two buildings), appearing in the Current Report on Form 8-K/A filed with the SEC on July 17, 2008. We also consent to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ McGLADREY AND PULLEN LLP

Chicago, Illinois

July 17, 2008